ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

20 February 2009

Director/PDMR Shareholding

Reed Elsevier received notification today that the following awards were granted to directors/PDMRs of Reed Elsevier on 19 February 2009:

(a)	Award of market price options under the Reed Elsevier Group plc Share Option Scheme

	No. of Reed Elsevier	No. of Reed Elsevier
	PLC options granted at	NV options granted at	Exercisable
Director	542p per share	€9.415 per share	between
Mark Armour	147,692	95,899	2012 – 2019

Erik Engstrom	146,923	95,399	2012 – 2019

Andrew Prozes	149,722	97,216	2012 – 2019

Ian Smith	83,025	53,910	2012 – 2019

Vesting of the above options is subject to a post grant performance condition, requiring the achievement of 8% per annum compound growth in adjusted earnings per share (“EPS”) at constant currencies, over the 2009-2011 performance period. There is no retesting of the performance condition.

	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV options
	options granted at	granted at €9.415
PDMR	542p per share	per share	Exercisable between
Julian Ashworth	14,529	9,434	2012 – 2019

Ian Fraser	54,305	35,261	2012 - 2019

Mark Popolano	24,221	15,727	2012 - 2019

(b) Award of conditional shares under the Reed Elsevier Group plc Retention Share Plan

	No. of Reed Elsevier	No. of Reed Elsevier
	PLC conditional	NV conditional
PDMR	shares awarded	shares awarded	Vesting
Julian Ashworth	2,906	1,886	2012

Mark Popolano	4,844	3,145	2012

(c)	Award of performance shares under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme – 2009-2011 performance period

	No. of Reed Elsevier PLC	No. of Reed Elsevier NV
	performance shares	performance shares
Director	awarded	awarded	Vesting
Mark Armour	76,397	49,605	2012

Erik Engstrom	103,902	67,465	2012

Andrew Prozes	105,881	68,750	2012

Ian Smith	112,084	72,778	2012

PDMR	No. of Reed Elsevier	No. of Reed Elsevier NV	Vesting
	PLC performance shares	performance shares	—
	awarded	awarded

Julian Ashworth	5,230	3,396	2012

Ian Fraser	44,512	28,902	2012

Mark Popolano	39,871	25,889	2012

Vesting of the above awards is subject to the achievement of 10% per annum compound growth in adjusted EPS at constant currencies and the achievement of median total shareholder return (TSR) against a comparator group of global industry peers, over the 2009-2011 performance period. The actual number of shares that will vest will be determined by the Remuneration Committee, and in accordance with the Rules of the Scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 10% per annum. If EPS is 14% per annum or more and TSR is upper quartile or more, 189% of the award will vest.

(d) Award of performance shares – 2008-2010 performance period

	No. of Reed Elsevier PLC	No. of Reed Elsevier NV
	performance shares	performance shares
Director	awarded	awarded	Vesting
Ian Smith	64,541	43,956	2011

Under the terms of his contract, Ian Smith was eligible for a pro-rated award of performance shares in relation to the 2008-2010 performance period. Vesting of the award, and the actual number of shares that will vest, is subject to the same EPS and TSR performance measurement as described in (c) above, but measured over the three year performance period ending 31 December 2010.

The Reed Elsevier Remuneration Committee considered the grant of this performance share award to have been essential to secure Mr Smith’s services, and was satisfied that the award was appropriate and would align his interests with those of shareholders. As this award was a special arrangement to facilitate Mr Smith’s recruitment, the award falls within paragraph 9.4.2(2)R of the UK Listing Rules and, consequently, shareholder approval was not required.

Any shares required to satisfy awards of conditional/performance shares referred to in (b), (c) and (d) above will be provided by the Reed Elsevier Employee Benefit Trust.